INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

February 24, 2023

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant” or “Trust”) on behalf of the Kennedy Capital ESG SMID Cap Fund, Kennedy Capital Small Cap Growth Fund and Kennedy Capital Small Cap Value Fund (the “Funds”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Samantha Brutlag of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on February 16, 2023, regarding the preliminary proxy statement filed on February 10, 2023, relating to the Funds. Responses to the comments are included below and, as appropriate, will be reflected in the definitive proxy statement, which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the preliminary proxy statement.

1.	The last sentence of the second paragraph under the answer to the question “What is happening?” indicates that Azimut has the option to purchase a majority interest in KCM following the second anniversary of the closing. The Commission notes that any future change of control of KCM would require approval by the Funds’ shareholders.

Response: The Registrant confirms that KCM and the Funds will seek shareholder approval if a future change of control involving KCM is deemed to occur.

2.	Please place in bold text all references to any appendices in order to give them greater prominence in the proxy statement.

Response: The Registrant has bolded all references to the appendices, as requested.

3.	In the question “Who is entitled to vote?” please consider adding the record date to the response.

Response: The Registrant has revised the disclosure as follows:

Answer: If you owned shares of a Fund as of the close of business on February 15, 2023, the Record Date, you are entitled to vote on the Proposal(s) with respect to your Fund(s).

4.	Please confirm to the Commission that the definitive proxy filing will contain all required information pursuant to Item 22(c) of Schedule 14A.

Response: The Registrant confirms that the definitive proxy filing will contain all required information pursuant to Item 22(c) of Schedule 14A.

5.	In the section entitled “Terms of the New Advisory Agreement” please add disclosure to the discussion of the Funds’ fee waivers that such waivers may only be terminated by the Board of Trustees, if true.

Response: The Registrant has revised the disclosure as follows:

In addition, KCM has contractually agreed to maintain the same expense limitation arrangement for the Funds described above until April 30, 2025, and the arrangement may be terminated before that date only by the Trust’s Board of Trustees. In particular, KCM has contractually agreed to waive its fees and/or pay for operating expenses of each Fund to ensure that the Fund’s total annual fund operating expenses (excluding as applicable, any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed the limit set forth below:

6.	Given that the performance was not necessarily higher and the fees were not necessarily lower for certain funds compared to peer group medians and other benchmarks for comparison, did the Board consider hiring a new advisor for any of the funds? If yes, please disclose the Board's consideration. If not, explain to the Staff why not.

Response: At the January 19, 2023, meeting, the Board determined the Advisor’s performance was satisfactory and, therefore, did not consider hiring a new advisor for any of the Funds. A discussion of the Board’s considerations when approving the New Advisory Agreement with the Advisor is included in the proxy statement in the “Board Consideration of New Advisory Agreement” section.

7.	In the section entitled “Board Consideration of New Advisory Agreement” there are references to “Kennedy” rather than “KCM.” Please revise the references to the adviser so that they are consistent throughout the proxy statement.

Response: The Registrant has changed all references to KCM for consistency, as requested.

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If you have any further questions, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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